VOTORANTIM CELULOSE E PAPEL S.A.
CORPORATE TAX PAYER # CNPJ/MF nº 60,643,228/0001-21
NIRE 35,300,022,807

MATERIAL FACT

Complying with the provisions of CVM Instruction nº 358, of January 3, 2002, we inform the shareholders, investors and securities market institutions, that the Company's Board of Directors, in a meeting held on September 27, 2004, approved, by unanimous vote, forwarding the following proposals for the examination of the Extraordinary General Meeting, to be held on October 18, 2004:

(i) Increase of the subscribed capital stock , from one billion, seven hundred and one million, nine hundred thousand, one hundred and twenty two reais and seventy six centavos (R$ 1,701,900,122.76) to two billion, four hundred and seventy eight million, five hundred and eighty two thousand, one hundred and twenty three reais and seventy six centavos (R$ 2,478,582,123.76) , without issuing new shares, by means of the capitalization of a portion of the earnings reserve ;

(ii) Execution of a reverse split of the Company's shares, under the terms of article 12 of Law nº 6404/76, with the objective of : (a) adjusting the price per share to a more adequate level according to the market viewpoint; (b) making trading easier and the capital market even more attractive to the investor.

The reverse split proposed would comprise the thirty eight billion, three hundred and twenty two million, six hundred and ninety nine thousand and five hundred and fifty three (38,322,699,553) shares of the Company , with no par value, representing the entire subscribed capital, to be carried out in the ratio of two hundred (200) shares for each one (1) share of the respective type, resulting in one hundred and ninety one million, six hundred and thirteen thousand and four hundred and ninety eight (191,613,498) shares, of which one hundred and five million, seven hundred and two thousand and four hundred and fifty two (105,702,452) are shares of common stock and eighty five million, nine hundred and eleven thousand and forty six (85,911,046) are shares of preferred stock.

This proposal having been approved by the shareholders, the Company will publish a communication to the market informing the terms and conditions of the reverse split.

Votocel Filmes Flexíveis Ltda., as part of the controlling shareholders of the Company, directly or by means of a company associated with it, shall offer to transfer, free of charge, to those holders who hold on September 30, 2004, less than two hundred (200) shares, by type, the amount of shares sufficient to complete a lot of two hundred (200) shares. For such, these holders must, within thirty (30) days after the publication of the notice to the market, regarding the decisions of the Extraordinary General Meeting, manifest to the Company their interest in receiving such shares, so as to complete their respective fractional positions, and ensure that, following the reverse split, they have at least one (1) share.

The period established for the shareholders to manifest themselves having lapsed, the eventual fractions of shares will be segregated, grouped into whole numbers and sold in auction at the São Paulo Stock Exchange, the respective values being paid to the holders of the fractions proportionally to the fractions held by each. For the shareholders whose accounts are inoperative or whose data record is outdated, the value of the disposal of fractions will be maintained at the disposal of the Company, from the date defined for payment, at the Network of Banco Itaú branches (the financial depositary institution of the shares).

Simultaneously with the operation on the Brazilian market, (a) the American Depositary Receipts (ADRs) issued by the Company at the New York Stock Exchange, also within the period stipulated for the adjustment of holdings, shall be split at the ratio of one (1) current ADR to two point five (2.5) ADRs; and (b) the ratio of the ADR shall change to one (1) ADR equivalent to one (1) preferred share.

(iii) On account of the reverse split proposed above, adjust the limit of the authorized capital; and

(iv) Distribution of interim dividends to shareholders in the amount of eighty million reais (R$ 80,000,000.00), based on the Management's proposal, without involving any alterations in the Company's current dividend policy.

The full text of the documents related to the proposal of the Board of Directors is at the disposal of the interested parties at the Company's head offices or on the website www.vcp.com.br .

São Paulo , September 30, 2004

Valdir Roque

Investor Relations Officer